SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2004



                                  OCEAN RIG ASA
                               OCEAN RIG NORWAY AS
                                 OCEAN RIG 1 AS
                                 OCEAN RIG 2 AS
           (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANTS' NAMES INTO ENGLISH)



                               KOPPHOLEN 4 (FORUS)
                                 NO-4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00
              (ADDRESS OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)



             Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F X Form 40-F
                               ----------- -------
                Indicate by check mark whether the registrant by
        furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No x
               If "Yes" is marked, indicate below the file number
    assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 13, 2004

                                    OCEAN RIG ASA



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting

                                    OCEAN RIG NORWAY AS



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting


                                    OCEAN RIG 1 AS



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting


                                    OCEAN RIG 2 AS



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                                  SEC FORM 6-K
                                   AUGUST 2004

                                TABLE OF CONTENTS

EXHIBIT
DESCRIPTION                                                             PAGES NUMBERED

Exhibit I                    Quarterly Report for the Period Ending
                             June 30, 2004.............................................3

Exhibit II                   Press Release, 25 May 2004
                             OCR - NEW FINANCING ..................................... 34

Exhibit III                  Press Release, 4 June 2004
                             OCR- NOTICE OF GENERAL MEETING............................36

Exhibit IV                   Press Release, 8 June 2004
                             OCEAN RIG ASA - ANNUAL REPORT 2003........................37

Exhibit V                    Press Release, 11 June 2004
                             OCR - HISTORICAL FIGURES IN USD...........................38

Exhibit VI                   Press Release, 16 June 2004
                             OCR - CONFIRMATION OF STATOIL CONTRACTS...................39

Exhibit VII                  Press Release, 18 June 2004
                             OCR - PRESENTATION AT GENERAL MEETING.....................40

Exhibit VIII                 Press Release, 21 June 2004
                             OCR - GENERAL MEETING RESOLUTIONS.........................41

Exhibit IX                   Press Release, 30 July 2004
                             OCR - Q2 REPORTING........................................42


                                                                       EXHIBIT I


                                QUARTERLY REPORT
                       For the period ended June 30, 2004


                                 --------------

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                                 --------------



                               KOPPHOLEN 4 (FORUS)
                                  4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00














As of June 30, 2004, there were 64,765,813 shares of common stock of Ocean Rig ASA, par value NOK 10 per share, outstanding.

This quarterly report (the "Report") is being furnished to the registered holders of the 10 1/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                  PAGE
                                                                                 NUMBER
FINANCIAL STATEMENTS AND NOTES:
Consolidated Statements of Operations for the three and six months ended
June 30, 2003 and 2004...................................................       5
Consolidated Balance Sheets as of December 31, 2003 and
June 30, 2004............................................................       6
Consolidated Statements of Cash Flows for the three and six months ended
June 30, 2003 and 2004...................................................       7
Notes to Consolidated Financial StatementS...............................       8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS                                                     28


                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2004


                                          Three months ended  Six months ended
                                        ----------------------------------------
                                        June 30,  June 30,   June 30,  June 30,
                                          2003      2004       2003      2004
                                           USD       USD       USD        USD
                                        ----------------------------------------
                                               (Amounts in thousands except
                                                   per share information)


Operating revenues:                        26,344    13,548     52,634    37,000

Operating expenses:
Salaries and other personnel expenses       1,652     4,523      7,471    10,958
Other operating and administrative
 expenses                                  10,982     7,437     17,939    12,708
Depreciation and amortization              10,457    12,139     21,546    24,052
Write down and exploration expenses             0    14,287    183,673    14,287
                                        ----------------------------------------

Total operating expenses                   23,091    38,386    230,630    62,006
                                        ----------------------------------------

Operating Profit/ (loss)                    3,253  (24,839)  (177,996)  (25,006)
                                        ----------------------------------------

Interest and other financial income        23,819       60     24,105        71
Interest and other financial expenses     (35,619) (14,519)   (68,641)  (26,328)
                                        ----------------------------------------

Net financial income (loss)              (11,800)  (14,459)   (44,536)  (26,257)
                                        ----------------------------------------

Earnings/(Loss) before taxes              (8,547)  (39,298)  (222,532)  (51,263)
                                        ----------------------------------------

Taxes                                          0         0          0         0
                                        ----------------------------------------

Net income/(loss)                         (8,547)  (39,298)  (222,532)  (51,263)
                                        ========================================
   Basic earnings/(loss) per share         (0.16)    (0.61)     (4.25)    (0.80)
   Diluted earnings/(loss) per share       (0.16)    (0.61)     (4.25)    (0.80)
                                        ========================================


The Company has with effect from January 1, 2004, changed functional currency and reporting currency to US dollars. For further information reference is made to Note 1.

The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2003 AND JUNE 30, 2004

                                                      DECEMBER  JUNE 30,
                                                      31, 2003    2004
                                                      (AUDITED) (UNAUDITED)
                                                         USD       USD
                                                      --------------------
                                                      (AMOUNTS IN THOUSANDS)
                ASSETS
                Machinery and equipment               1,093,790 1,071,125
                Long term receivables and other
                  assets                                 10,325    10,609
                                                      --------------------
                Total non-current assets              1,104,055 1,081,734
                                                      --------------------

                Current receivables                      14,092    15,480
                Restricted cash                           5,089     3,187
                Cash and cash equivalents                16,805    21,365
                                                      --------------------
                Total current assets                     35,986    40,031
                                                      --------------------

                Total assets                          1,140,041 1,121,765
                                                      ====================

                LIABILITIES AND SHAREHOLDERS' EQUITY
                Share capital                            95,903    93,308
                Other equity                            422,429   385,060
                                                      --------------------
                Total shareholders' equity              518,332   478,368
                                                      --------------------

                Pension liabilities                           0         0
                Convertible loan                        139,623   145,834
                Long-term debt                          449,294   449,295
                                                      --------------------
                Total long-term liabilities             588,918   595,129
                                                      --------------------


                Short term loan                           4,000    24,499
                Accounts payable                          6,621    10,207
                Other current liabilities                22,170    13,562
                                                      --------------------
                Total current liabilities                32,791    48,268
                                                      --------------------

                Total liabilities and  shareholders'
                  equity                              1,140,041 1,121,765
                                                      ====================

     The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2004

                                                 Three months ended Six months ended
                                              ---------------------------------------
                                              June 30,  June 30,  June 30,  June 30,
                                                2003      2004      2003      2004
                                                 USD       USD       USD       USD
                                              ----------------------------------------
                                                      (Amounts in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss                                        (8,547)  (39,298)  (222,532)  (51,263)
Adjustment to reconcile net income
 to net cash (used in) provided by
 operating activities:
Depreciation and amortization                    11,953   15,358    204,177    27,273
Net unrealized foreign exchange (gain)/loss       1,123    3,951     24,388     3,985
Change in operating assets and liabilities:
Other current assets                             (2,335)  (9,541)        (4)   (6,099)
 Accounts payable                                (1,103)   7,563     (3,083)    3,569
Other liabilities                                (2,029) (13,217)      (389)   (8,609)
                                              ----------------------------------------
Net cash flow (used in) provided by
 operating activities                              (937) (35,184)     2,557   (31,145)
                                              ----------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
Change in restricted cash                           (64)   5,093        791     1,901
Purchase of machinery and equipment              (1,685)   4,371     (4,169)   (1,448)
Net change in non-current receivable                (44)  (1,317)      (112)        0
                                              ----------------------------------------
Net cash flow used in investing activities       (1,793)   8,147     (3,490)      453
                                              ----------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common shares           0       12      4,516       160
Net proceeds from issuance of notes and loans         0   35,463     (4,316)   35,463
                                              ----------------------------------------
Net cash flow provided by financing
 activities                                           0   35,475        200    35,623
                                              ----------------------------------------

Effect of exchange rate changes on cash            (880)     101     (1,465)     (372)
                                              ----------------------------------------

Net increase (decrease) in cash during the
 period                                          (3,610)   8,540     (2,198)    4,560
Cash and cash equivalents at beginning of
 period                                          21,129   12,826     19,717    16,805
                                              ----------------------------------------

Cash and cash equivalents at end of period       17,519   21,365     17,519    21,365
                                              ========================================



     The accompanying notes are an integral part of these consolidated financial statements

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

In these unaudited interim financial statements, references to the "Company" or "Ocean Rig" are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003.

The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003 The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs in certain respects from accounting principles generally accepted in the United States ("US GAAP"). For additional information relating to US GAAP, see
Note 10.

All entities in the group except for Ocean Rig ASA have changed their functional currency from NOK to USD as of January 1st, 2004. Ocean Rig ASA has retained NOK as its functional currency. The entire Ocean Rig group has changed its reporting currency from NOK to USD with effect from January 1st, 2004. Accordingly, the accounts are reported in USD and all figures in this report are stated in USD unless otherwise specified. Figures relating to previous periods have been converted to USD for comparison purposes using the exchange rate (noon buying rate) at the balance sheet date for assets and liabilities. Revenues and expenses have been converted from NOK to USD on a quarterly basis applying the average exchange rate for the relevant quarter. The background for the change in functional currency is that the company's material assets are valued and financed in USD and that all of the revenues and a significantly increased proportion of the expenses are denominated in USD. Ocean Rig ASA's accounts for the first and second quarters of 2004 have been converted from NOK to USD applying an average exchange rate of 6.906 and 6.806, respectively for revenues and expenses and an exchange rate of 6.901 and 6.941 respectively for assets and liabilities. The consolidated financial statement for the first and second quarters of 2003 have been converted from NOK to USD for purposes of comparison using an average exchange rate of 7.056 and 7.009 respectively for revenues and expenses and an exchange rate of 7.251 and 7.258 respectively for assets and liabilities.

There were no dividends declared by the Company for the unaudited interim periods presented.

2.   BASIC AND DILUTED EARNINGS / LOSS PER SHARE

Basic earnings / loss per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and potentially dilutive securities outstanding during each period. The diluted share base for the three and six months ended June 30, 2003 and June 30, 2004 excludes any incremental shares as any additional shares would be antidilutive.

3.   LONG-TERM DEBT

USD 1,000                                                             JUNE 30, 2004
------------------------------------------------------------------------------------
Mandatory Convertible Bonds - 2002/ 2005                                     79,244
  Less unamortized balance of conversion rights                              (3,434)
Convertible Bonds - 2000                                                     56,620
Convertible Bonds 2004                                                       15,113
  Less unamortized balance of conversion rights                              (1,709)
1998 Notes and 1998 Loans                                                   350,000
Loans ("USD 100 million")                                                    99,295
------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                                 595,129
------------------------------------------------------------------------------------


MANDATORY CONVERTIBLE BOND 2002/2005

The Company issued a zero coupon long term convertible bond loan in August and September 2002 totaling NOK 669.5 million. The loan matures in whole August 22, 2005, at which time the full outstanding principal balance becomes due. The bondholders may convert the loan into shares in the company at a conversion rate of NOK 35 per share at any time during the term of the loan. The bondholders are obligated to convert outstanding bonds at the maturity date of the loan if such conversion is required by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. During the first 12 months of the loan, the loan ranked pari passu with all other senior unsecured debt of the Company and ahead of all subordinated debt of the Company. Thereafter, the loan became subordinated to all then existing debt of the Company, whether subordinated or not. However, the loan is ranking senior to other subordinated loans that the Company incurs after August 23, 2002.

Subscribers in the loan also received one warrant for each new share each bondholder had the right to acquire through conversion of the Mandatory Convertible Loan at the time of issue. A total of 191,275,143 warrants were issued to subscribers in the new bond loan. The warrants became exercisable as of October 31, 2002 and 191,258,154 warrants were converted into an equal number of shares. Any unexercised warrants lapsed on October 31, 2002.

ALLOCATION OF VALUE TO WARRANTS AND CONVERSION RIGHTS: The Company allocated USD
7.2 million (NOK 47.8 million) to the warrants issued together with the loan and USD 4.0 million (NOK 26.8 million) to the intrinsic value of the conversion feature embedded in the loan. The total value of USD 11.2 million (NOK 74.6 million) was recorded as a reduction to the loan balance and an addition to equity and is amortized as interest expense over the term of the loan. The balance at December 31, 2003 was USD 5.3 million

(NOK 35.6 million). During first two quarters of 2004 USD 1.7 million has been amortized and recorded as other financial expense. The balance at June 30, 2004 was USD 3.6 million.

CONVERTIBLE BONDS - 2000
In 2000, convertible bonds totalling NOK 500 million were issued. These comprise a 13% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 200 million and an 11% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 300 million. No security has been provided for the convertible loans. The loans and the associated interest are subordinate to all secured and senior unsecured debt of the Company pari passu with all other unsecured subordinated debt of the Company. The loan agreement imposes certain structural restrictions on the Company. The approval of the Trustee or the bondholders' meeting is required in the case of discontinuance of operations, sale of material parts of the enterprise or material change in the nature of the business, certain dividend payments, other payments to shareholders that would reduce the equity of the Company, and raising of further long-term debt in connection with the completion of the rigs.

During August and September 2002 NOK 107 million of the NOK 500 million loans were converted to the new Mandatory Convertible Bond 2002 / 2005. The conversion of the NOK 107 million face value equalled subscription in the new Mandatory Convertible Bond of NOK 94.2 million. Further, NOK 3.2 million of accrued interest was converted to this new convertible loan. The following conversion was made:

--------------------------------------------------------------------------------------
                               FACE                    SUBSCRIBED  LOAN VALUE
                               VALUE     CONVERSION     MANDATORY     AFTER
                             CONVERTED      RATIO      CONVERTIBLE  CONVERSION  STRIKE
--------------------------------------------------------------------------------------
NOK 200 million 13%
convertible bond              66,000          90%         59,400     134,000     228.3
NOK 300 million 11%
convertible bond              41,000          85%         34,850     259,000     244.5
--------------------------------------------------------------------------------------
TOTAL CONVERTED              107,000                      94,250     393,000
--------------------------------------------------------------------------------------


     The bondholders have the right to convert the bonds to shares in Ocean Rig ASA at NOK 35 per share at any time during the period from the issue of the loan until May 25, 2005 (the redemption date of the bonds).

The loan balance at June 30, 2004 was USD 56.6 million (NOK 393.00 million).

CONVERTIBLE BONDS - 2004

     In June 2004, the Company issued a 7% convertible bond totalling NOK 104.9 million (USD 15.1 million). The 3 year senior unsecured convertible bond which matures in 2007 is convertible at NOK 19 per share and may be repurchased by Ocean Rig up to December 22nd, 2004 at a 30% premium to par value.

1998 NOTES AND 1998 LOANS - USD 350 MILLION

     The Ocean Rig Group has long-term debt of USD 350 million related to financing of the construction projects for Leiv Eiriksson and Eirik Raude incurred in May 1998 by Ocean Rig

Norway, a wholly owned subsidiary of Ocean Rig ASA. The USD 350 million debt consists of 10 1/4% Senior Secured Notes Due 2008 (the "1998 Notes") with a face value of USD 225 million and Floating Rate Senior Secured Loans Due 2008 (the "1998 Loans") with a face value of USD 125 million. The interest rate in respect of the 1998 Loans is LIBOR + 4.75%.

Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 1998 Notes and the 1998 Loans on a joint and several basis. The 1998 Notes and the 1998 Loans, which contain covenants typical in bond financing, impose certain structural restrictions on the Company. Certain material provisions of the 1998 Notes and the 1998 Loans are as follows:

     o The 1998 Loans became fully redeemable with no premium as of January 2003 and onwards. The 1998 Notes were fully redeemable from June 2003 at a premium declining from 5.125% to zero in June 2006 and onwards.

     o The 1998 Notes and the 1998 Loans are secured by a first priority charge in respect of Leiv Eiriksson and related assets and a second priority charge (subordinate to the USD 100 Million Fortis Facility, described below) in respect of Eirik Raude and related assets.

     o The holders of the 1998 Notes and the 1998 Loans have the right to require Ocean Rig Norway to purchase some or all of the outstanding 1998 Notes and 1998 Loans at 101% of the principal amount if, among other things, there is a change of control of the Company. The indenture relating to the 1998 Notes and credit agreement related to the 1998 Loans restrict, among other things, Ocean Rig Norway AS and certain of its subsidiaries', ability to:

          o    incur additional indebtedness,
          o    pay dividends or make certain other restricted payments,
          o    permit certain liens to exist on its assets,
          o sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets, or
          o    enter into certain transactions with affiliates.

     o The indenture and credit agreement relating to the 1998 Notes and 1998 Loans contains standard events of default, including:

          o    defaults in the payment of principal, premium or interest,
          o    defaults in compliance with covenants contained in the indenture,
          o    cross-defaults on more than USD 10 million of other indebtedness,
          o    failure to pay more than USD 10 million of judgments, and
          o    certain events relating to Leiv Eiriksson and Eirik Raude.

FLOATING RATE LOAN FACILITY - USD 100 MILLION

In November 2001, the Company entered into an agreement with Nordea Bank Norge and Fortis Bank (the "Fortis facility") for a six year term loan for an amount up to USD 100 million to refinance existing debt. The Fortis facility was drawn down on June 28, 2002. The loan has a six year term with final payment on February 28, 2008. The loan had originally semi-annual instalments with a balloon payment at the end of the loan term and may be prepaid at any time without penalty. The Fortis facility is secured by a first priority security in Eirik Raude and related assets.

Interest on the Fortis facility accrued at a rate equal to LIBOR plus 2.75% up until 31 December, 2003. Thereafter, interest accrues with a variable margin of 1.75% to 2.75% depending on the rigs contract situation and the liquidity situation of the Company. The Fortis facility includes covenants typical for bank loans, including a requirement that the Company have a minimum balance of unrestricted cash reserves and certain financial covenants such as maintaining a positive working capital and minimum value adjusted equity. Over the course of the loan, the Company has obtained certain waivers and/or amendments of certain of these covenants.

During 2003 the company further renegotiated the debt retention profile of the loan as follows:

A)   postponement of 70% of the principal instalment equal to approximately USD
     4.4 million falling due in June 2003, 50% repayable over the next 9 instalments and 50% on final maturity (2003 - 2008); and

B)   postponement of 70% of the principal instalment equal to approximately USD
     4.8 million falling due in December 2003, 50% repayable over the next 8 instalments and 50% on final maturity (2004 - 2008).

In addition the company renegotiated the following:

C) an option to request the release of cash from retention, equal to the 30% portion of the June 2003 instalment and the 30% portion of the December 2003 instalment paid into retention, totalling approximately USD 3.8 million, on April 30, 2004 provided Eirik Raude is on contract at the time. On the cash released is 50% repayable monthly over the following 14 months and 50% repayable after 14 months;

D) a temporarily reduction in the minimum net asset value requirement from USD 150 million to USD 75 million throughout 2004; and E) resulting changes to the cash retention mechanism reflecting the changes in the retention profile.

During the first quarter of 2004, the Company declared the option under C) above and the USD 3.8 million was released from retention in May 2004. During the second quarter of 2004, the Company further renegotiated the debt retention profile with respect to 73% of the June and December 2004 principal instalments in a similar way to that described in A) and B) above with 50% of deferred instalments payable over the remaining instalments and 50% at final maturity in 2008.

RESTRICTED CASH

Restricted cash relates to cash pledged as collateral for the Fortis Facility, bank guarantees, other suppliers and employee withholding tax amounts.

Below are restricted cash items at December 31, 2003 and June 30, 2004:

                                      AS OF       AS OF
                                     DECEMBER    JUNE 30,
                                     31, 2003      2004
                                       USD         USD
                                    (AMOUNTS IN THOUSANDS)
Trust Accounts (Fortis
 Facility account)                    4,397      2,830

Pledged as collateral for bank
guarantees to shipyards/
suppliers and other restricted
cash items                              692        357
                                   ---------- ----------
TOTAL RESTRICTED CASH                 5.089      3.187
                                   ========== ==========


4.   INTEREST AND OTHER FINANCIAL EXPENSES


                         THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                             2003         2004              2003         2004
                             ----         ----              ----         ----
                             USD          USD               USD          USD
                         (amounts in   (amounts in     (amounts in   (amounts in
                          thousands)    thousands)      thousands)    thousands)

Total interest expense       11,760       11,040           23,767       21,303
Less capitalized interest         -            -                -            -
Amortization of debt
 issuance costs                 795          632            1,595        1,027
Foreign exchange losses      21,958        1,264           41,988          680
Other financial expenses      1,106        1,583            1,291        3,319
                            ------------ ------------ ------------- ------------
Interest and other
 financial expenses          35,619       14,519           68.641      26,328
                            ============ ============ ============= ============


5.   DEBT ISSUANCE COSTS

Debt issuance costs of USD 7.8 million are included in the consolidated balance sheet as of June 30, 2004 in "Long term receivables and other assets", and are amortized over the term of the related debt. At December 31, 2003, capitalized debt issuance costs were USD 8.9 million.

Amortization expenses of USD 1.6 million and USD 1.0 million are included in "interest and other financial expenses" for the six months ended June 30, 2003 and 2004, respectively. The same numbers for the three months ended June 30, 2003 and 2004, were USD 0.8 million and 0.6 million, respectively.

6.   DRILLING RIGS

Ocean Rig owns and operates two semi-submersible drilling rigs, LEIV EIRIKSSON AND EIRIK RAUDE, and related equipment and spare parts. Ocean Rig entered into contracts for the outfitting of LEIV EIRIKSSON AND EIRIK RAUDE with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for LEIV EIRIKSSON AND EIRIK RAUDE. The Company subsequently also entered into a contract for the completion and winterization of EIRIK RAUDE with Irving Shipbuilding, in Halifax, Nova Scotia.

Construction of LEIV EIRIKSSON was completed in December 2001 and EIRIK RAUDE was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

DRILLING RIGS AND OTHER EQUIPMENT

USD `000                             EIRIK RAUDE  LEIV EIRIKSSON  OTHER EQUIPMENT   TOTAL
                                          USD           USD             USD          USD

Balance at December 31, 2003            577,598       503,427        12,766     1,093,790
Investments 2004                          1,555           167          (335)        1,387
Depreciation 2004                       (12,596)      (11,397)          (59)      (24,052)
------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2004                566,557       492,197        12,372     1,071,125
==========================================================================================


7.   SHARE ISSUANCES

     On April 28, 2004, Ocean Rig announced that investors converted a further 17,510 Mandatory Convertible Bonds with a nominal value of NOK 17,510,000 in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 500,285 ordinary shares at NOK 35 per share. This conversion has reduced the outstanding amount under the Mandatory Convertible Bond Issue from NOK 567,542,002 to NOK 550,032,002 and increased the number of ordinary shares outstanding in Ocean Rig ASA from 64,265,528 to 64,765,813.

8.   SEGMENT INFORMATION

The table below presents information about reported segments for the three and six months ended June 30, 2003 and 2004:

                              THREE MONTH ENDED JUNE 30,         SIX MONTH ENDED JUNE 30,
                              -------------------------          -------------------------
                              OFFSHORE                           OFFSHORE
                              DRILLING                           DRILLING
                              OPERATIONS  OTHER  TOTAL           OPERATIONS  OTHER  TOTAL
                              -------------------------          -------------------------
                                 USD       USD     USD              USD       USD     USD
                              -------------------------          -------------------------
2003                            (AMOUNTS IN THOUSANDS)             (AMOUNTS IN THOUSANDS)
Revenues                      24,248     2,097     26,344          48,686     3,948     52,634
(Loss income before taxes     (9,131)      585     (8,547)       (223,283)      750   (222,532)
Net (loss) income             (9,131)      585     (8,547)       (223,283)      750   (222,532)
Total assets               1,065,310     4,673  1,065,310       1,065,310     4,673  1,069,983

2004
Revenues                      13,548         -     13,548          37,000         -     37,000
(Loss income before taxes    (39,298)        -    (39,298)        (51,263)        -    (51,263)
Net (loss) income            (39,298)        -    (39,298)        (51,263)        -    (51,263)
Total assets               1,121,765         -  1,121,765       1,121,765         -  1,121,765


9.   SUBSEQUENT EVENTS

On June 30, Leif Eiriksson started on a contract at a day rate of USD 180,000 with ExxonMobil offshore Angola. The well was completed on July 25th and the rig has since been idle. Ocean Rig is currently in discussions regarding continuing contracts in Angola.

Our other rig, Eirik Raude, is currently operating under its contract with BG international to drill one well West of Shetland at a day rate of USD 230,000.


10. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

The financial statements are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP").

(a)  RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY

Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:


                                 THREE MONTHS ENDED                SIX MONTHS ENDED
                           JUNE 30, 2003   JUNE 30, 2004    JUNE 30, 2003   JUNE 30, 2004
                           -----------------------------    -----------------------------
                                 USD           USD                USD            USD
                           -----------------------------    -----------------------------
                             (AMOUNTS IN THOUSANDS)              (AMOUNTS IN THOUSANDS)
Net profit/(loss in accordance with
Norwegian GAAP                  (8,547)        (39,298)         (222,532)         (51,263)
                           -----------------------------    ------------------------------
US GAAP adjustments:
Share option plan (i):
 Accrued compensation cost           -            (213)                -             (545)
 Accrued social security tax         -              (2)                -              599
Write-down of rig value (ii)         -               -           183,673                -
 Yearly difference in
 depreciation on rig due to
 write-down                     (1,798)         (1,798)           (3,596)          (3,596)
Amortization/Troubled Debt
 restructuring (iii)              (519)           (283)           (1,038)            (566)
                           -----------------------------    ------------------------------
Net profit/(loss) in
 accordance with US GAAP       (10,864)        (41,594)          (43,492)         (55,371)


Below is a reconciliation of equity from Norwegian GAAP to US GAAP:

                                        DECEMBER 31, 2003    JUNE 30, 2004
                                        ----------------------------------
                                                USD                USD
                                        ----------------------------------
                                        (AMOUNTS IN
                                         THOUSANDS)

Shareholders equity in accordance
 with Norwegian GAAP                       518,322               478,368
                                        ----------------------------------
US GAAP adjustments:
Share option plan (i):
  Accrued compensation cost                   (517)               (1,062)
  Accrued social security tax                  150                   749
Write-down of rig value (ii)               194,157               194,157
  Accumulated difference in
  depreciation on rig due to write-down     (7,191)              (10,787)
Troubled debt restructuring (iii)            1,885                 1,319
                                        ----------------------------------
Net loss in accordance with US GAAP        706,816               662,744
                                        ----------------------------------

     (i)  EMPLOYEE OPTIONS

Under US GAAP, the option plan is accounted for as variable plan, in accordance with APB No. 25 "Accounting for Stock Issued to Employees" and FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation". Under variable plan accounting the compensation expense is measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at each balance sheet date until the option is exercised. The compensation expense is accrued and expensed on a straight line basis as salary expense over the service period. No compensation expense is recorded under Norwegian GAAP, however it requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP the social security tax should not be accrued for until the options are exercised.

     (ii) WRITE-DOWN OF RIG VALUE

Under US GAAP, an asset is tested for impairment based on an undiscounted cash flow. If the carrying amount of the asset is higher than the impairment value, the asset should be written down to fair value, which is based on net estimated discounted future cash flows. Under Norwegian GAAP regarding impairment of long lived assets that became effective January 1, 2003, the impairment test is based net estimated discounted future cash flows (fair value). If the fair value is lower than the carrying amount of the asset the asset is written down to the fair value.

     (i)  TROUBLED DEBT RESTRUCTURING.

Under US GAAP, if a creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.03, Diluted 0.02). These amounts were recorded as a reduction to the loan balance under US GAAP. Under accounting for troubled debt restructuring, subsequent to the exchange, interest expense is recognized using the straight line method, which approximates the effective interest method, to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian GAAP.

As of June 30, 2004 the reduction in the loan balance has been amortized in the amount of USD 2.6 million. The remaining unamortized portion of the reduction in the loan balance at June 30, 2004 is USD 1.3 million.

11.  GUARANTOR FINANCIAL INFORMATION

Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS, Ocean Rig 2 AS and Ocean Rig Canada Inc, on a combined basis; (iv) other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    for the three months ended June 30, 2003

                   Notes to the Unaudited Financial Statements


                             Issuer   Parent   Subsidiary        Non-      Elimination    Consolidated
                                    Guarantor  Guarantors     Guarantors      entries        Totals
                                              Subsidiaries
                           ----------------------------------------------------------------------------------
                                                             OR 3 AS, OR 4
                                                 OR 1 AS       AS and non-
                           Ocean Rig Ocean Rig   and OR 2       guarantor                Ocean Rig ASA
                           Norway AS    ASA         AS         subsidiaries             and subsidiaries
                           ----------------------------------------------------------------------------------
                                                     (AMOUNTS IN THOUSANDS)

OPERATING REVENUES:                -          -    19,628           9,528    (2,812)              26,344

OPERATING EXPENSES:
Salaries and personnel expenses    -        279       476           2,187    (1,290)               1,652
Other operating and administrative
 expenses                          -       (911)    4,611           8,807    (1,524)              10,982

Depreciation, and amortization     -          2     8,722              42     1,691               10,457
Equity in investee losses      (22,627) (14,412)      -               -      37,039                  -
                           ----------------------------------------------------------------------------------------
Total operating expenses       (22,627) (15,042)   13,809          11,036    35,916               23,091
                           ----------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)        (22,627)  15,042     5,819          (1,508)  (38,728)               3,253
                           ----------------------------------------------------------------------------------------

Interest income                 10,629    1,203    23,271             738   (12,022)              28,819
Interest expense and other
 financial expenses            (19,128)  (4,517)   (4,294)          1,053    (8,733)             (35,619)

                           -----------------------------------------------------------------------------------
Net financial income loss)      (8,500)  (3,313)   18,977           1,792   (20,755)             (11,800)
                           -----------------------------------------------------------------------------------

NET INCOME (LOSS) BEFORE
 TAXES                         (14,128) (11,729)  (24,796)            284   (59,483)              (8,547)
                           ===================================================================================
Tax expense                        -        -         -                -         -                    -
                           ------------------------------------------------------------------------------------
NET INCOME (LOSS)              (14,128) (11,729)  (24,796)            284   (59,483)              (8,547)
                           ====================================================================================



                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    for the three months ended June 30, 2004

                   Notes to the Unaudited Financial Statements


                             Issuer   Parent   Subsidiary        Non-      Elimination    Consolidated
                                    Guarantor  Guarantors     Guarantors      entries        Totals
                                                            Subsidiaries
                           ----------------------------------------------------------------------------------
                                                                 OR AS
                                                 OR 1 AS       other non-
                           Ocean Rig Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                           Norway AS    ASA         AS        subsidiaries                 and subsidiaries
                           ----------------------------------------------------------------------------------
                                                    (AMOUNTS IN THOUSANDS)

OPERATING REVENUES:                -         -    23,570           1,038   (11,061)              13,548

OPERATING EXPENSES:
Salaries and personnel expenses    -       179    28,053           4,297   (28,005)               4,523
Other operating and administrative
 expenses                         12       231   (12,180)          2,430    16,944                7,437
Depreciation, amortization and
 asset impairment write down       -         2    24,762               1     1,662               26,426
Equity in investee losses     18,201    33,308         -               -   (51,509)                   -
                           -----------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES      18,213    33,719    40,635           6,727   (60,908)              38,386
                           -----------------------------------------------------------------------------------

OPERATING INCOME (LOSS)      (18,213)  (33,719)  (17,065)         (5,689)   49,847              (24,839)
                           ===================================================================================

Interest income and other
 financial income                  0       40         15               4         0                   60
Interest expense and other
 financial expenses           (8,303)  (3,956)    (1,152)         (1,108)        -              (14,519)
                           -----------------------------------------------------------------------------------
NET FINANCIAL INCOME (LOSS)   (8,303)  (3,917)    (1,136)         (1,103)        0              (14,459)
                           -----------------------------------------------------------------------------------

NET INCOME (LOSS) BEFORE
 TAXES                       (26,516) (37,636)   (18,201)         (6,792)   49,848              (39,298)
                           ===================================================================================

Tax expense                        -        -          -               -         -                    -
                           ------------------------------------------------------------------------------------
NET INCOME (LOSS)            (26,516) (37,636)   (18,201)         (6,792)   49,848              (39,298)
                           ====================================================================================



                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    for the three months ended June 30, 2003

                   Notes to the Unaudited Financial Statements


                             Issuer   Parent   Subsidiary        Non-      Elimination    Consolidated
                                    Guarantor  Guarantors     Guarantors      entries        Totals
                                                            Subsidiaries
                           ----------------------------------------------------------------------------------
                                                             OR 3 AS, OR 4
                                                 OR 1 AS       AS and non-
                           Ocean Rig Ocean Rig   and OR 2       guarantor                Ocean Rig ASA
                           Norway AS    ASA         AS         subsidiaries             and subsidiaries
                           ----------------------------------------------------------------------------------
                                                     (AMOUNTS IN THOUSANDS)

OPERATING REVENUES:                -          -    39,796          18,156    (5,319)              52,634

OPERATING EXPENSES:                                                                                    -
Salaries and personnel expenses    -        635       795           8,321    (2,279)               7,471
Other operating and administrative
 expenses                            1       74     7,772          13,132    (3,039)              17,939
Depreciation, amortization
 and asset impairment write down   -          4    18,090              83   187,043              205,219
Equity in investee losses      (39,497) (14,899)      -                -     54,395                    -
                           ----------------------------------------------------------------------------------------
Total operating expenses       (39,496) (14,187)   26,657          21,535   236,120              230,630
                           ----------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)        (39,496)  14,187    13,139          (3,380) (241,438)            (177,996)
                           ========================================================================================

Interest income                 23,024    2,104    39,558             815   (41,396)              24,105
Interest expense and other
 financial expenses            (45,055)  (9,350)  (11,027)             (5)   (3,203)             (68,641)
                           -----------------------------------------------------------------------------------
Net financial income loss)     (22,031)  (7,246)   28,531             809   (44,599)             (44,536)
                           -----------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE
 TAXES                         (17,465)  (6,940)  (41,670)         (2,570) (286,037)            (222,532)
                           ===================================================================================
Tax expense                        -        -         -                -         -                    -
                           ------------------------------------------------------------------------------------
NET INCOME (LOSS)              (17,465)  (6,940)   41,670          (2,570) (286,037)            (222,532)
                           ====================================================================================



                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                             Issuer   Parent   Subsidiary        Non-      Elimination    Consolidated
                                    Guarantor  Guarantors     Guarantors      entries        Totals
                                              Subsidiaries
                           ----------------------------------------------------------------------------------
                                                               OR AS and
                                                 OR 1 AS       other non-
                           Ocean Rig Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                           Norway AS    ASA         AS        subsidiaries                 and subsidiaries
                           ----------------------------------------------------------------------------------
                                                    (AMOUNTS IN THOUSANDS)

OPERATING REVENUES:                -         -    59,282           7,344   (29,626)              37,000

OPERATING EXPENSES:
Salaries and personnel expenses    -       413    28,741          10,078   (28,273)              10,958
Other operating and administrative
 expenses                         12      (131)    8,678           5,503    (1,353)              12,708
Depreciation, amortization and
 asset impairment write down       -         4    34,957              56     3,323               38,340
Equity in investee losses     16,466    40,755                             (57,221)                   -
                           -----------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES      16,478    41,040    72,376          15,636   (83,524)              62,006
                           -----------------------------------------------------------------------------------

                             (16,478)  (41,040)  (13,093)         (8,292)   53,898              (25,006)
                           ===================================================================================

Interest income and other
 financial income                  0        43        24               5         -                   71
Interest expense and other
 financial expenses          (15,968)  (6,941)    (3,396)            (22)        -              (26,328)
                           -----------------------------------------------------------------------------------
Net financial income (loss)  (15,968)  (6,898)    (3,373)            (17)        -              (26,257)
                           -----------------------------------------------------------------------------------
Net income (loss) before
 taxes                       (32,446) (47,939)   (16,466)         (8,309)   53,898              (51,263)
                           ===================================================================================
Tax expense                        -        -          -               -         -                    -
                           ------------------------------------------------------------------------------------
Net income (loss)            (32,446) (47,939)   (16,466)         (8,309)   53,898              (51,263)
                           ====================================================================================



                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                             Issuer       Parent    Subsidiary        Non-      Elimination    Consolidated
                                         Guarantor  Guarantors     Guarantors      entries        Totals
                                                                  Subsidiaries
                           ----------------------------------------------------------------------------------
                                                                      OR AS
                                                      OR 1 AS       other non-
                           Ocean Rig      Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                           Norway AS         ASA         AS        subsidiaries                 and subsidiaries
                           ----------------------------------------------------------------------------------
                              NOK            NOK         NOK            NOK          NOK               NOK
                                                       (AMOUNTS IN THOUSANDS)

Machinery and equipment                -      16,803      874,342         129     202,456   1,093,730
Long term receivables and
 other assets                      5,776       2,633          936         980           -      10,325
Intercompany loan receivable     880,146       5,978       75,508       7,715    (969,347)          0
Investment in subsidiaries       (56,522)    436,276            -           -    (379,754)          -
                              ------------------------------------------------------------------------
    Total non-current assets     829,400     461,690      950,786       8,824  (1,146,645)  1,104,055
                              ------------------------------------------------------------------------

Intercompany receivable                -           -            -           -           -           -
Other current assets                   0         337       10,716       3,039           -      14,092
Restricted cash                        -         158        4,438         493           -       5,089
Cash and cash equivalents             55       7,977        5,643       3,130           -      16,805
                              ------------------------------------------------------------------------
    Total current assets              55       8,472       20,797       6,662           -      35,986
                              ------------------------------------------------------------------------

            Total assets         829,455     470,162      971,583      15,486  (1,146,645)  1,140,041
                              ========================================================================

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Share capital                    404,442      95,903       75,528         158    (480,128)     95,903
Other equity                      40,759     219,839     (132,056)    (10,486)    304,372     422,429
                              ------------------------------------------------------------------------
    Total shareholders' equity   445,201     315,742      (56,527)    (10,328)   (175,756)    518,332
                              ------------------------------------------------------------------------

Pension liabilities                    -           -            -           -           -           -
Intercompany loan payable         31,657       4,604      916,380      18,221    (970,862)          0
Convertible loans                      -     139,623            -           -           -     139,623
Long-term debt                   350,045           -       99,250           9          (9)    449,295
Investment in subsidiaries             -           -            -           -           -           -
                              ------------------------------------------------------------------------
    Total long-term liabilities  381,702     144,227    1,015,630      18,230    (970,871)    588,918
                              ------------------------------------------------------------------------

Accounts payable                       2         229        5,246       1,161         (18)      6,621
Intercompany payable                   -           -            -           -           -           -
Short term loan                        -       4,000            -           -           -       4,000
Other current liabilities          2,550       5,964        7,234       6,422           -      22,170
                              ------------------------------------------------------------------------
    Total current liabilities      2,552      10,193       12,480       7,584         (18)     32,791
                              ------------------------------------------------------------------------
Total liabilities and
   shareholder's equity          829,455     470,162      971,583      15,486  (1,146,645)  1,140,041
                              ========================================================================

                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATING BALANCE SHEET
                               AS OF JUNE 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                             Issuer       Parent    Subsidiary        Non-      Elimination    Consolidated
                                         Guarantor  Guarantors     Guarantors      entries        Totals
                                                                  Subsidiaries
                           -------------------------------------------------------------------------------------
                                                                      OR AS
                                                      OR 1 AS       other non-
                           Ocean Rig      Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                           Norway AS         ASA         AS        subsidiaries                 and subsidiaries
                           -------------------------------------------------------------------------------------
                              USD            USD         USD            USD          USD              USD
                                                           (AMOUNTS IN THOUSANDS)

ASSETS
Machinery and equipment                -     16,947   854,972            73          199,132        1,071,125
Long term receivables and
  other assets                     5,145      2,189     2,294           980                -           10,609
Intercompany loan receivable     879,329     23,548   298,199         9,180       (1,210,256)               0
Investment in subsidiaries       (72,988)   397,184         -             -         (324,196)               0
                           --------------------------------------------------------------------------------------
    TOTAL NON-CURRENT ASSETS     811,487    439,868 1,155,465        10,234       (1,335,319)       1,081,734
                           --------------------------------------------------------------------------------------

Intercompany receivable                -          -         -             -                -                -
Other current assets                  24        448    11,707         3,301                -           15,480
Restricted cash                        -        167     2,830           190                -            3,187
Cash and cash equivalents              8     18,074     2,729           553                -           21,365
                           --------------------------------------------------------------------------------------
    Total current assets              33     18,690    17,266         4,043                -           40,031
                           --------------------------------------------------------------------------------------
            TOTAL ASSETS         811,519    458,558 1,172,731        14,277       (1,335,319)       1,121,765
                           ======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital                    404,442     93,309    75,528           109         (480,080)          93,308
Other equity                       8,313    185,342  (148,072)      (18,743)         358,220          385,060
                           --------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY   412,755    278,651   (72,544)      (18,634)        (121,860)         478,368
                           --------------------------------------------------------------------------------------

Pension liabilities                    -          -         -             -                -                 -
Intercompany loan payable         46,120      7,066 1,131,785        28,479       (1,213,451)                0
Convertible loans                      -    145,834         -             -                -           145,834
Long-term debt                   350,045          -    99,250             9               (9)          449,294
                           --------------------------------------------------------------------------------------
    TOTAL LONG-TERM LIABILITIES  396,165    152,901 1,231,035        28,488       (1,213,460)          595,129
                           --------------------------------------------------------------------------------------

Accounts payable                      12        109     9,769           317                -            10,207
Intercompany payable                   -          -         -             -                -                 -
Short term loan                        -     24,499         -             -                -            24,499
Other current liabilities          2,587      2,398     4,471         4,106                -            13,562
                           --------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES      2,599     27,006    14,241         4,423                -            48,268
                           --------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
  SHAREHOLDER EQUITY             811,519    458,558 1,172,731        14,277       (1,335,320)        1,121,765
                           ======================================================================================


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                                       Issuer       Parent    Subsidiary        Non-      Elimination    Consolidated
                                                   Guarantor  Guarantors     Guarantors      entries        Totals
                                                                            Subsidiaries
                                   -------------------------------------------------------------------------------------
                                                                            OR 3 AS, OR 4
                                                                OR 1 AS      AS and non-
                                     Ocean Rig      Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                                     Norway AS         ASA         AS        subsidiaries                 and subsidiaries
                                     -------------------------------------------------------------------------------------
                                                                       (Amounts in USD thousands)

Cash flow from operations:
Net income (loss)                       14,128       11,729    24,796           284           (59,483)        (8,547)
Adjustments to reconcile net
 income to net cash (used in)
 provided by operating activities:
Equity in investee losses              (22,627)     (14,412)        -             -            37,039              -
Depreciation and amortization              301        1,503     8,475            41             1,633         11,953
Net unrealized foreign exchange loss       652          480   (20,959)          137            20,813          1,123
Change in operating assets and
 liabilities:
Other current assets                         -       (4,589)   12,052        (9,797)                -         (2,335)
Accounts payable                             -          272    (2,177)          804                (2)        (1,103)
Other liabilities                       (4,765)      (5,256)     (124)        8,177               (61)        (2,029)
                                     -------------------------------------------------------------------------------------
Net cash flow (used in) provided by
operating activities                   (12,311)     (10,274)   22,064          (355)              (61)          (937)
                                     -------------------------------------------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts               -          302    (2,031)           (1)                -         (1,730)
Change in restricted cash                    -         (135)        0            72                 -            (64)
Purchases of machinery and equipment         -            -        16            29                 -             45
Net change in long-term receivable
 and intercompany balances              12,317        3,801   (15,917)         (307)               61            (44)
                                     -------------------------------------------------------------------------------------
Net cash flow used in investment
 activities                             12,317        3,968   (17,931)         (208)               61         (1,793)
                                     -------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares     -            -         -             -                 -              -
Net proceeds from  issuance of equity
 or notes/loans                              -            -         -             -                 -              -
                                     -------------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING
 ACTIVITIES                                  -            -         -             -                 -              -
                                     -------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH     (2)        (413)     (302)         (163)                -           (880)
                                     -------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH              4       (6,719)    3,831          (726)               (0)        (3,610)
                                     -------------------------------------------------------------------------------------
 Cash at the beginning of the period        41        9,967     7,218         3,904                (0)        21,129
 Cash at the end of the period              45        3,248    11,049         3,178                (0)        17,519
                                     -------------------------------------------------------------------------------------


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS




                                                    Parent    Subsidiary        Non-      Elimination    Consolidated
                                      Issuer       Guarantor  Guarantors     Guarantors      entries        Totals
                                                                            Subsidiaries
                                   -------------------------------------------------------------------------------------
                                                                            OR 3 AS, OR 4
                                                                OR 1 AS      AS and non-
                                     Ocean Rig      Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                                     Norway AS         ASA         AS        subsidiaries                 and subsidiaries
                                     -------------------------------------------------------------------------------------
                                        USD            USD         USD            USD          USD              USD
                                                                       (Amounts in USD thousands)



Cash flow from operations:
Net income (loss)                      (26,516)     (37,636)  (18,201)       (6,792)           49,846        (39,298)
Adjustments to reconcile net
 income to net cash (used in)
 provided by operating activities:           -            -         -             -                 -              -
Equity in investee losses               18,201       33,308         -             -           (51,509)             -
Sale of assets                               -            -         -             -                 -              -
Depreciation and amortization              317        1,229    10,529             1             3,280         15,356
Sale of assets                               -            -         -             -                 -              -
Net unrealized foreign exchange loss         -        3,337       618            (4)                -          3,951
Change in operating assets and
 liabilities:
Other current assets                       (23)          18    (9,862)          312                15         (9,540)
Accounts payable                            10          (37)    8,401          (803)               (8)         7,563
Other liabilities                        5,444       (5,206)   (1,621)         (441)             (505)       (13,216)
                                     -------------------------------------------------------------------------------------
Net cash flow (used in) provided by
operating activities                   (13,455)      (4,987)  (10,137)       (7,728)            1,122        (35,184)
                                     -------------------------------------------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Change in restricted cash                    -          (39)    5,132             -                 -          5,093
Purchases of machinery and equipment         -         (148)    4,514             5                 -          4,371
Purchase of business, net of cash
 acquired                                    -            -         -             -                 -              -
Sale of fixed assets                         -            -         -             -                 -              -
Investments in subsidiaries                  -            -         -             -                 -              -
Net change in long-term receivable
 and intercompany balances              13,430      (20,199)     (117)        6,691            (1,122)        (1,317)
                                     -------------------------------------------------------------------------------------
Net cash flow used in investment
 activities                             13,430      (20,386)   (9,529)        6,696            (1,122)         8,147
                                     -------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares     -           12         -             -                 -             12
Net proceeds from  issuance of equity
 or notes/loans                              -       35,463         -             -                 -         35,463
                                     -------------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING
 ACTIVITIES                                  -       35,475         -             -                 -         35,475
                                     -------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH      2          166       (70)            3                 -            101
                                     -------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH            (23)      10,269      (637)       (1,029)                -          8,539
                                     -------------------------------------------------------------------------------------
 Cash at the beginning of the period        32        7,806     3,406         1,581                 -         12,825
 Cash at the end of the period               9       18,075     2,769           553                 -         21,365
                                     -------------------------------------------------------------------------------------


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                                                    Parent    Subsidiary        Non-      Elimination    Consolidated
                                      Issuer       Guarantor  Guarantors     Guarantors      entries        Totals
                                                                            Subsidiaries
                                   -------------------------------------------------------------------------------------
                                                                            OR 3 AS, OR 4
                                                                OR 1 AS      AS and non-
                                     Ocean Rig      Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                                     Norway AS         ASA         AS        subsidiaries                 and subsidiaries
                                     -------------------------------------------------------------------------------------
                                        NOK            NOK         NOK            NOK          NOK              NOK
                                                                       (Amounts in USD thousands)



Cash flow from operations:
Net income (loss)                       17,465        6,940    41,670         2,570          (286,037)      (222,532)
Adjustments to reconcile net
 income to net cash (used in)
 provided by operating activities:
Equity in investee losses              (39,497)     (14,899)        -             -            54,395              -
Depreciation and amortization              603        3,466    17,643            80           182,384        204,177
Net unrealized foreign exchange loss    14,753          902   (40,741)          217            49,257         24,388
Change in operating assets and
 liabilities:                                -            -         -             -                 -              -
Other current assets                         -       (4,234)   12,671        (8,442)                -             (4)
Accounts payable                             -         (235)   (3,358)          510                 0         (3,083)
Other liabilities                          839       (4,238)   (5,849)        8,859                 0           (389)
                                     -------------------------------------------------------------------------------------
Net cash flow (used in) provided by
operating activities                    (5,836)     (12,297)   22,036        (1,345)                0          2,557
                                     -------------------------------------------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts               -           (0)   (4,183)            1                 -         (4,185)
Change in restricted cash                    -          (61)      510           342                 -            791
Purchases of machinary and equipment         -            -        16            (0)                -             16
Net change in long-term receivable
 and intercompany balances               5,868        4,174   (12,433)        2,279                (0)          (112)
                                     -------------------------------------------------------------------------------------
Net cash flow used in investment
 activities                              5,868        4,113   (16,090)        2,620                (0)        (3,490)
                                     -------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares     -        4,516         -             -                 -          4,516
Net proceeds from  issuance of equity
 or notes/loans                              -       (4,316)        -             -                 -         (4,316)
                                     -------------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING
 ACTIVITIES                                  -          200         -             -                 -            200
                                     -------------------------------------------------------------------------------------
Effect of exchange rate changes on cash     (2)        (710)     (504)         (248)                -         (1,465)
                                     -------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH            (23)      10,268)     (678)       (1,028)                0          8,498
                                     -------------------------------------------------------------------------------------
 Cash at the beginning of the period        15       11,943     5,607         2,151                 -         19,717
 Cash at the end of the period              45        3,248    11,049         3,177                (0)        17,519
                                     -------------------------------------------------------------------------------------


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS




                                                    Parent    Subsidiary        Non-      Elimination    Consolidated
                                      Issuer       Guarantor  Guarantors     Guarantors      entries        Totals
                                                                            Subsidiaries
                                   -------------------------------------------------------------------------------------
                                                                            OR 3 AS, OR 4
                                                                OR 1 AS      AS and non-
                                     Ocean Rig      Ocean Rig   and OR 2      guarantor                   Ocean Rig ASA
                                     Norway AS         ASA         AS        subsidiaries                 and subsidiaries
                                     -------------------------------------------------------------------------------------
                                        USD            USD         USD            USD          USD              USD
                                                                       (Amounts in USD thousands)


Cash flow from operations:
Net income (loss)                      (32,446)     (47,939)  (16,466)       (8,310)           53,898        (51,263)
Adjustments to reconcile net
 income to net cash (used in)
 provided by operating activities:           -            -         -             -                 -              -
Equity in investee losses               16,466       40,755         -             -           (57,221)             -
Depreciation and amortization              631        2,482    20,778            56             3,323         27,270
Sale of assets                               -            -         -             -                 -              -
Net unrealized foreign exchange loss         -        3,258       727             -                 -          3,985
Change in operating assets and
 liabilities:                                -            -         -             -                 -              -
Other current assets                       (24)        (111)   (5,702)         (262)                -         (6,099)
Accounts payable                            10         (120)    4,523          (844)                -          3,569
Other liabilities                           37       (3,566)   (2,764)       (2,316)                -         (8,608)
                                     -------------------------------------------------------------------------------------
Net cash flow (used in) provided by
operating activities                   (15,326)      (5,241)    1,096       (11,676)                -        (31,145)
                                     -------------------------------------------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Change in restricted cash                    -           (9)    1,607           303                 -          1,901
Purchases of machinery and equipment         -         (148)   (1,300)            -                 -         (1,448)
Purchase of business, net of cash
 acquired                                    -            -         -             -                 -              -
Sale of fixed assets                         -            -         -             -                 -              -
Investments in subsidiaries                  -            -         -             -                 -              -
Net change in long-term receivable
 and intercompany balances              15,280      (20,033)   (4,039)        8,792                 -              0
                                     -------------------------------------------------------------------------------------
Net cash flow used in investment
 activities                             15,280      (20,190)   (3,732)        9,095                 -           (453)
                                     -------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares     -          160         -             -                 -            160
Net proceeds from  issuance of equity
 or notes/loans                              -       35,463         -             -                 -         35,463
                                     -------------------------------------------------------------------------------------
Net cash flow provided by financing
 activities                                  -       35,623         -             -                 -         35,623
                                     -------------------------------------------------------------------------------------
Effect of exchange rate changes on cash     (2)         (95)     (279)            3                 -           (372)
                                     -------------------------------------------------------------------------------------
Net increase (decrease) in cash            (47)      10,098    (2,914)       (2,577)                -          4,560
                                     -------------------------------------------------------------------------------------
 Cash at the beginning of the period        55        7,977     5,643         3,130                 -         16,805
 Cash at the end of the period               8       18,074     2,729           553                 -         21,365
                                     -------------------------------------------------------------------------------------


                         OCEAN RIG ASA AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN THE CONSOLIDATED FINANCIAL STATEMENTS OF OCEAN RIG ASA AND THE NOTES THERETO, INCLUDED ELSEWHERE HEREIN. THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CAUTIONARY DISCUSSION RELATED TO FORWARD-LOOKING STATEMENTS FOUND IN THE SECTION ENTITLED "FORWARD-LOOKING STATEMENTS". ALL ENTITIES IN THE GROUP EXCEPT FOR OCEAN RIG ASA HAVE CHANGED THEIR FUNCTIONAL CURRENCY FROM NOK TO USD AS OF JANUARY 1ST, 2004. OCEAN RIG ASA STILL HAS NOK AS ITS FUNCTIONAL CURRENCY. THE ENTIRE OCEAN RIG GROUP HAS CHANGED ITS REPORTING CURRENCY FROM NOK TO USD WITH EFFECT FROM JANUARY 1ST, 2004. ACCORDINGLY, THE ACCOUNTS ARE REPORTED IN USD AND ALL FIGURES IN THIS REPORT ARE STATED IN USD UNLESS OTHERWISE SPECIFIED. FIGURES RELATING TO PREVIOUS PERIODS HAVE BEEN CONVERTED TO USD FOR COMPARISON PURPOSES USING THE EXCHANGE RATE AT THE BALANCE SHEET DATE FOR ASSETS AND LIABILITIES. REVENUES AND EXPENSES HAVE BEEN CONVERTED FROM NOK TO USD ON A QUARTERLY BASIS APPLYING THE AVERAGE EXCHANGE RATE FOR THE QUARTER (SEE NOTE 1 TO THE CONSOLIDATED FINANCIAL ACCOUNTS FOR EXCHANGE RATE USED). THE BACKGROUND FOR THE CHANGE IN FUNCTIONAL CURRENCY IS THAT THE COMPANY'S MATERIAL ASSETS ARE VALUED AND FINANCED IN USD AND THAT ALL OF THE REVENUES AND A SIGNIFICANTLY INCREASED PROPORTION OF THE EXPENSES ARE DENOMINATED IN USD.

GENERAL OVERVIEW

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of the Company's first two rigs, Rig No. 1 (Leiv Eiriksson) and Rig No. 2 (Eirik Raude). Rig No. 1 commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil, and Rig No. 2 began operations on November 1, 2002 for EnCana Corporation offshore the East Coast of Canada. The Company sold its remaining two baredecks, Rig No. 3 and Rig No. 4, to Noble Drilling in March 2002.

To date, the Company's capital raising efforts have consisted of the following:

     o    private placements of shares in October and November 1996;
     o    public offering of shares in Norway in January 1997;
     o global offering of shares (including a public offering in Norway) in October 1997;
     o issuance of 10 1/4% notes due 2008 together with the incurrence of loans in May 1998;
     o    private placement and subsequent share issue in September/October
          1999;
     o    private placement of shares in June 2000;
     o    issuance in May/June 2000 of 13% subordinated convertible bonds due
          2005;
     o    issuance in October 2000 of 11% subordinated convertible bonds due
          2005;
     o    private placement and subsequent share issue in April/May 2001;
     o    incurrence of floating rate loans in June 2001;
     o issuance of zero coupon subordinated convertible bonds in November/December 2001;
     o    incurrence of short term revolving loan in February 2002

     o    private placement and subsequent share issue in April 2002;
     o incurrence of take-out loan facility in June 2002 to refinance June 2001 floating rate loans;
     o private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;
     o incurrence of a convertible loan and independent subscription rights in August 2002;
     o private placement and subsequent issue of shares in December 2002 and January 2003;
     o    issuance of short term bonds in August 2003;
     o    private placement and subsequent share issue in November 2003;
     o    incurrence of a convertible bond loan and a bridge loan in May 2004;
          and
     o    financial income on such funds.


As of December 31, 2003 the Company had accumulated losses of USD 345.1 million.

Presented below is the Company's EBITDA, which is defined as operating income prior to deductions for net financial items, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company's rig operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Financial Statements and the notes thereto.

                                         ------------------------------------------------------
                                             THREE MONTHS ENDED            SIX MONTHS ENDED
                                         JUNE 30, 2003 JUNE 30, 2004  JUNE 30, 2003 JUNE 30, 2004

                                                           (AMOUNTS IN USD THOUSANDS)


EBITDA                                         13,710         1,587       27,223        13,333
Depreciation and amortization                 (10,457)      (12,139)     (21,546)      (24,052)
Write down and exploration expenses                         (14,287)    (183,673)      (14,287)
Net financial income/ (loss)                  (11,800)      (14,459)     (44,536)      (26,257)
Taxes                                               -             -            -             -
                                         ------------------------------------------------------
Net income/ (loss)                             (8,547)      (39,298)    (222,532)      (51,263)
                                         ------------------------------------------------------



RESULTS OF OPERATIONS

The accounts for the 2nd quarter 2004 are not directly comparable to the 2nd quarter 2003 due to different recording of the operation of Erik Raude. After the completion of the Weymouth well on May 11th, 2004, the rig ended its contract with the joint venture between Ocean Rig and EnCana Corporation Ltd. From the same time, full revenues and expenses related to the drilling operation, and not only the bareboat charter, have been recorded in the Company's books.

In the 2nd quarter operating revenues were USD 13.5 million (USD 26.3 million). Leiv Eiriksson was idle during the 2nd quarter. Eirik Raude had a period of 15 days technical down time in May/ June representing a $ 2.9 million reduction in revenue.

Operating results for the 2nd quarter 2004 were USD -24.8 million (USD 3.3 million), including exploration expenses of USD 14.3 million related to the Company's equity participation in the Weymouth well.

Net other financial income for the 2nd quarter of 2004 was USD 14.5 million (USD
11.8 million), of which USD 1.6 million were non-cash items related to amortization of debt issuance cost and intrinsic value of conversion rights related to the convertible debt. Non cash items for the first half of 2004 amounted to USD 3.2 million.

The net foreign-exchange result in the first half of 2004 was USD -0.7 million (USD -19.0 million). In 2003 the Company's functional currency was NOK and consequently the USD denominated debt was affected by the currency fluctuation between NOK and USD.

The net income/loss for the second quarter amounted to USD -39.3 million (USD -8.5 million), corresponding to diluted earnings of USD -0.61 per share (USD -0.16 per share). For the first half 2004, the net income/loss was USD -51.3 million (USD -222.5 million) corresponding to a diluted earnings of USD -0.80 per share (USD -4.25 per share).

At the end of the quarter, cash and cash equivalents (including restricted cash in retention for servicing of bank debt) amounted to USD 24.6 million (USD 19.8 million).

LIQUIDITY AND CAPITAL RESOURCES

     Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from cash and cash equivalents. As of March 31, 2004, the Company had received total proceeds of approximately USD 1,428 million from such placements.

     ISSUANCE OF DEBT

     During the 2nd quarter, the Company raised new financing in the form of a short term senior unsecured bridge loan of $ 20.5 million and a NOK 104.9 million 3 year senior unsecured convertible bond issue. The bridge loan is repayable in December 2004 and February 2005. The bond which matures in 2007 is convertible at NOK 19 per share and may be repurchased by Ocean Rig up to December 22nd, 2004 at a 30% premium to par value.

     The Company's other outstanding debt obligations are summarized below.


        OUTSTANDING DEBT OBLIGATIONS AND COMMITMENTS AS OF JUNE 30, 2004

            FACILITY              PRINCIPAL AMOUNT OUTSTANDING          MATURITY DATE
--------------------------------- ------------------------------------- -------------------------
1998 Senior Secured Notes         $225 million                          June 1, 2008
1998 Floating-Rate Senior         $125 million                          June 1, 2008
Secured Loans
2002 Floating Rate Senior         $100 million                          June 28, 2006
Secured Loans
Zero Coupon Mandatory             NOK  550.0 million ($79.2 million)    August 22, 2005
Convertible Bond
13% convertible bond 2000/ 2005   NOK 134 million ($19.3 million)       May 25, 2005
11% convertible bond 2000/ 2005   NOK 259 million ($37.3 million)       May 25, 2005
2003 USD Short Term Loan          $ 4 million                           August 28, 2004
Short term senior unsecured       $ 20.5 million                        February 26, 2005
bridge loan
7% convertible bond 2004/ 2007    NOK 104.9 million ($ 15.1 million)    June 22, 2007
--------------------------------- ------------------------------------- -------------------------


     Certain of these debt facilities contain restrictive covenants and provide for possible acceleration of the principal amount due in an event of default, including failure to make interest payments when due.

ISSUANCE OF SHARES

     The Company has made no equity placements year to date June 30, 2004.

OFF-BALANCE SHEET ARRANGEMENTS

None.

OUTLOOK

     During the last few months, the deep and ultra deep water market has improved substantially with new contracts awarded at record level for high specification units.

     We remain optimistic that increasing activity in exploration drilling and new development programs will continue to strengthen the market for high specification drilling units.

MARKETING

     We believe that the market continues to show encouraging signs that the end of 2004 will produce good opportunities for drilling contractors, in particular for Ocean Rig's niche market in ultra deep water and harsh environments.

     There are a number of new opportunities developing especially in the Barents Sea that will require modern high specification drilling units. New opportunities are also developing in the UK sector of the North Sea. Currently, Ocean Rig has a backlog of 4 contracts for drilling in these areas through 2005.

     In Canada, the 8 licences recently awarded to ChevronTexaco, Imperial Oil and ExxonMobil offshore Newfoundland, in deepwater of up to 2,700 meters, could produce a drilling programme for 2005.

     In West Africa the company continues to respond to enquiries for both exploration and development drilling programmes. In particular, we expect a strong market in Angola and Nigeria from the fourth quarter 2004 onwards.

     From fourth quarter 2004 and onwards the Gulf of Mexico, Brazil, India and Malaysia all indicate a demand for semi submersibles drilling units that can drill in deep and ultra deep waters.

FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of any of the Company's rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company's inability to meet any future capital requirements; (vii) the Company's inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company's markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the Securities and Exchange Commission in the United States.

                                   SIGNATURES


     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.


        SIGNATURES                              TITLE                        DATE

/s/ KAI SOLBERG-HANSEN
-----------------------------
Kai Solberg-Hansen                          CEO                                 August 13, 2004

/s/ ERLING MEINICH-BACHE
-----------------------------
Erling Meinich-Bache                        V.P., Accounting                    August 13, 2004



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